SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 26 July 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Bank of Ireland Group

                          Re-Issue from Treasury Stock

Bank of Ireland announces that it has re-issued from Treasury Stock 232,844 units of Ordinary Stock, of nominal value of EUR0.64 each, to those participants in the Long Term Incentive Plan whose 2004 conditional awards, at a price of EUR10.76, have vested.

Following the re-issue, Bank of Ireland holds 37,670,155 units of Ordinary Stock as Treasury Stock. The number of units of Ordinary Stock is now 988,111,990 excluding Treasury Stock.

The number units of Euro Preference stock in issue is 3,026,598 and the number of units of Sterling Preference Stock in issue is 1,876,090.

26 July 2007

Enquires:

John Clifford, Group Secretary
+353 1 6043400



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 26 July 2007